Mail Stop 3628

November 10, 2005

Via facsimile (202) 654-4952 and U.S. Mail
Guy R. Friddell, III
Executive Vice President and General Counsel
Landmark Communications, Inc.
150 W. Brambleton Ave.
Norfolk, Virginia 23510-2075

Re: CoolSavings, Inc.
Amendment No. 1 to Schedule 13E-3
**   filed by Landmark Communications, Inc.**
File No. 5-61045
Filed November 2, 2005

Dear Mr. Friddell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Schedule 13E-3

General

1. We note your response to prior comment 2. The analysis provided, however, is unclear as to why you believe that the lapse of time between the agreement and the designation of a majority of directors negates the application of Rule 14f-1. Also, explain to us the basis for your belief that the designation of the four directors in 2001 and the five directors in 2005 should be viewed separately in light of the fact that the designations were made pursuant to a

single agreement. For example, please expand your analysis to further explain why you believe, if true, that Landmark's right to appoint the additional five directors was not part of the arrangement entered into on November 12, 2001. In addition, please provide additional support for your position that the designation of additional directors on September 13, 2005 did not result in Landmark's designation of a number of directors ultimately constituting a majority of the CoolSavings' board.

Special factors

Fairness of the Going Private Transaction

2. We note your response to prior comment 10. Please disclose the portion of your response relating to the determination of the per share price to be paid to CoolSavings' unaffiliated security holders. In this regard, if true, you should clearly disclose a specific premium was not placed on top of the numbers in Landmark's valuation analysis because it was the intent of Landmark to pay the unaffiliated security holders the same premium as Messrs. Rogel and Lamle.

Factors considered in determining fairness

3. We refer you to prior comment 12. Please continue to expand your disclosure to include a materially complete description of each valuation methodology, including the calculations performed under each analysis. For example, but without limitation, disclose the calculations performed to determine the low, mean and high prices using an average EBITDA multiple and an average revenue multiple under the "Comparison of Trading Prices to Comparable Public Companies" and "Comparison to Recent Transactions" analyses.

4. Please revise to disclose your response to prior comment 16.

Recent purchases of shares of CoolSavings stock by Landmark

5. In light the initial difficulty of finding a mutually acceptable purchase price in June 2005, please expand your disclosure to explain how the parties reached a mutually acceptable purchase price on September 12, 2005. Clarify whether it was the $.80 price that was not acceptable in June 2005. Also, in light of the fact that a great deal of weight was placed on this privately negotiated transaction in determining that the going private transaction is fair to CoolSavings' unaffiliated security holders, please disclose the basis for determining the $.80 cash consideration. Explained how it was derived and explain whether it was based on any valuation techniques. To the extent that the parties relied upon the "Golden Acquisition," explain how the $.80 cash consideration was reached in that transaction.

6. We refer you to prior comment 21. Expand your disclosure to explain why Landmark purchased securities from Messrs. Golden, Rogel and Lamle and exercised its right to designate additional board members at this time.

Closing

    As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact me at (202) 551-3456 with any questions.

                Sincerely,

                Jeffrey B. Werbitt
                Attorney Advisor
                Office of Mergers & Acquisitions

cc: Thomas C. Inglima
       Willcox & Savage, P.C.
       1800 Bank of America Center
       Norfolk, Virginia 23510

       Bryan E. Davis, Esquire
       Alston & Bird LLP
       1201 West Peachtree Street
       Atlanta, Georgia 30309